Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, May 27, 2024 – In accordance with the authorizations given by the ordinary shareholders’ general meetings on May 26, 2023 and on May 24,2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 20 to May 24, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20/05/2024	299,163	67.459914	20,181,510.25	XPAR
20/05/2024	150,000	67.476212	10,121,431.80	CEUX
20/05/2024	25,000	67.404566	1,685,114.15	TQEX
20/05/2024	15,000	67.461910	1,011,928.65	AQEU
21/05/2024	304,399	66.477589	20,235,711.61	XPAR
21/05/2024	150,000	66.480305	9,972,045.75	CEUX
21/05/2024	25,000	66.479563	1,661,989.08	TQEX
21/05/2024	17,000	66.482982	1,130,210.69	AQEU
22/05/2024	307,536	65.406567	20,114,873.99	XPAR
22/05/2024	150,000	65.406380	9,810,957.00	CEUX
22/05/2024	27,000	65.404943	1,765,933.46	TQEX
22/05/2024	20,000	65.410491	1,308,209.82	AQEU
23/05/2024	254,062	65.718511	16,696,576.34	XPAR
23/05/2024	208,029	65.734866	13,674,758.44	CEUX
23/05/2024	25,000	65.718235	1,642,955.88	TQEX
23/05/2024	15,000	65.710469	985,657.04	AQEU
24/05/2024	299,626	65.681728	19,679,953.43	XPAR
24/05/2024	153,784	65.616531	10,090,772.60	CEUX
24/05/2024	30,000	65.645006	1,969,350.18	TQEX
24/05/2024	19,216	65.564419	1,259,885.88	AQEU
Total	2,494,815	66.137099	164,999,826.04

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).